Overview

Business Name: Grown by Green

Location: TBD

Legal Business Structure: LLC

Company Overview: Grown by Green is a local Cannabis Cultivator based in Massachusetts. Our company focuses on creating sustainable, regenerative soil practices that can be translated into large-scale Cannabis production. Our goal is to create high-quality, organic Cannabis flower using our clean soil methods.

Mission Statement: Our mission is to create sustainable and regenerative methods for clean farming practices. We are committed to researching and creating a positive impact on the local agricultural community by sharing our knowledge of alternative soil processes and natural composting techniques.

Chart of Accountability:



Message

People are looking for high-quality cannabis without the worry of additional chemicals or pesticides contaminating their product. As we enter the age of mass-producing Cannabis flower, the likelihood that chemical preservatives and pesticides in the finished flower will increase as time goes on. Our founder, Kaleb Green, has spent the last few years formulating sustainable living soil beds which are rich in nutrients and sustained on natural compost and compost tea.

These living soil beds generate a cleaner product while also reducing cost and creating a smaller carbon footprint. We also rely on utilizing methods like crop rotation, which allow our soil beds to regenerate our bacteria biomes while also introducing disease-fighting bacteria to used soil, reducing the risk of disease in our crops. We use the best quality inputs and genetics to maintain only the best quality of flower, done by a process formulated by our founder with his years of knowledge in the legacy market. Ensuring the genetic lineage of our flower decreases the risk of widespread disease and genetic deformities without the need for chemicals.

Our product is made for adult cannabis consumers who want a cleaner smoking experience. The best consumption experience will always be the purest one. That is why we give our promise that our product will be cleaner than the competition. We care about giving our clientele a custom smoking experience. We take pride in the care we put into our farming methods and want to share that success with our customers. For Grown by Green, cannabis is more than just flower to be mass-produced and shipped. It's an entire experience, from soil to flower.

We plan to achieve this utilizing small rooms or tents that are uniform in size to create a standardized growing set-up. Then, we plan on using a perpetual harvesting system that will allow us a harvesting period of every 2-3 weeks. We plan to rotate tents or small rooms using our crop rotation system, and regular soil testing and plant testing. Our goal is to work with local retail cannabis stores to sell our product and create a working relationship with the other small businesses in our area.

Marketing

Target Demographics: Adult cannabis consumers age 21+, top-shelf marijuana consumers, retail marijuana establishments

Target Market Psychographics: People who desire a clean and organic smoking experience; people who like to read labels for chemical ingredients and enjoy a holistic experience

Estimated size of target market: According to a survey conducted by PubMed, about 21% of the US population smokes marijuana. By this statistic, of the 6.9 million residents in Massachusetts, there are around 1.4 million potential consumers of our product in the state.

Dispensary owners and retailers are our most important market. Through these companies we will be able to share our product with our population demographic. There are around 186 total dispensaries currently licensed to operate in the state of Massachusetts and acquiring business deals with them is crucial to our operation.

Visibility Strategy: We plan on focusing a large portion of our visibility campaign on networking via social media. Grown by Green has already begun networking via apps like Instagram and Clubhouse. We also plan on opening several other social media accounts to increase the potential range of our network.

Our CEO has also worked vigorously on creating a plan to network through local events. We plan on attending public meetings to meet leaders of the neighborhoods we potentially want to work in and attending public events to meet local agricultural leaders in the community. There are also private events hosted by cannabis figureheads in the community that we have worked with in the past where we can network with local dispensaries and fellow cultivators.

We also plan on branding our product to increase the likelihood that our customers will remember our product; timeless studies have shown that the more memorable a good branding logo is, the easier and more frequently a consumer will remember the product. We are working diligently on creating the best logos and marketing brands for our product that will be appropriate for our adult consumers.

Marketing, II

Lead Generation & Conversion Strategy

We have a plan to keep our customers' loyalty. One of the easiest ways to generate and keep leads on our content is through our website. Through our website, we can provide our clients with gated content like webinars on how to maintain soil production and host community web events where we can host a series of Q&A sessions. These sessions would include tips for legal recreational growers and gardeners who are interested in learning more about sustainable and clean growing. The importance of hosting sessions like these are crucial to maintaining a close working relationship with our market.

We can lead our potential clients in with exclusive content and newsletters that will be tailored to our very niche market. Our clients are people who understand quality growing, and we can center our content around producing quality plants and sharing our proven results. It will also be great for visibility to use the power of social media to allow our clients the opportunity to post the results of our webinar sessions. Taking advantage of the visibility of sites like Instagram and the use of hashtags and content sharing will allow us a wider web of potential clients who share our passion for growing.

Having said that, we are committed to maintaining a constant and steady social media presence in order to allow us the ability to reach top engagement across all platforms. Consistency and rapid response time are key factors in social media promotion and growth, and we plan on eventually hiring a social media manager for all our content and messages. This will allow us to fully utilize our presence and grow our company further while actively keeping our current base informed and interested in our products.

Product

Our primary product is the finest AAA organic craft cannabis. Grown by Green prides itself in using the very best genetics the industry has to offer and our very our heirloom AAA genetic lines, this is how we guarantee the very best experience that cannabis has to offer. Years of legacy market training and learning from the best legacy market growers from across the country allows us to guarantee the very best. We currently work with 3 unique strains. Our first is ARP, which is a cross-strain of Chariot by Gage Green Group (GGG) and High Expectation by Jinx Proof Genetics. This strain is recognizable by its almost Diesel-like smell with hints of fruity undertones. Our next strain is Apex, a cross between Chariot by GGG and Afghani Kush sourced in Pakistan from 2019. This strain is recognizable for its earthy scent with strong minty undertones. Our last strain is our Alpine Zone, a cross between Chariot by GGG and Summit by GGG. It's recognizable for its tall plants with sweet aromas. Pictured below are sample images of our ARP strain of cannabis:



Production and Delivery

Our plans for production are as follows:

We will be using a perpetual grow cycle using our living soil beds. One of our tents will specifically house our mother and vegetative plants/seedlings. Our perpetual cycles consist of vegetating for 1 month, with seedlings ready for flowering in 2–3-week intervals (strain-dependent) with flowering stages consisting of 2-3 months depending on the strain of flower. Curing our flower is a 20-day process; 7-10 days are dedicated to hang-drying in a temperature-controlled environment, followed by trimming and burping our bud for another 7-10 days.

The perpetual cycling of plants will allow us to have flowers in varying stages of development over a constant period of time. This allows us to consistently manufacture our products and always have flower available, maximizing our profitability and maintaining customer satisfaction.

Our plan for delivery is to work with local licensed delivery companies using our own company-certified vehicles to deliver our products on the approved travel routes. We will comply with all laws put forth by the Cannabis Control Commission and will adhere to all local legislation put for by all counties and cities. Our goal is to ensure that all products are delivered safely and legally to our clients without any need for interference by local law enforcement.

Goals

One Year Goal

Revenue: $1,000,000 - $1,500,000

Profit: 80% of total revenue after cost

Sales: At least 100% sales growth after one year of production

Impact: Establish the company as a new and groundbreaking cannabis establishment, offering only the highest quality products and services. Have social media growth in the low-thousands and be responsible for a network of like-minded individuals that can promote our product. We also want to have planned our first large community event where we give back to areas of disproportionate income.

Development: Within first year, we hope to generate the revenue required to open up a second or third location and/or expand our business to a large warehouse for production.

5 Year Goal

Revenue: $5,000,000

Profit: 75% of total revenue after costs

Sales: Our goal is to have 500% sales growth after 5 years of production

Impact: Company at the forefront of marijuana production and innovation. A moderately-sized working team of experts who help us maintain our facilities. We plan to have established a large social media presence with influence on the marijuana community in Massachusetts. We also plan on having established a large charitable presence in the state, giving back to the community via donations and public gardens.

Development: After 5 years we plan on at least being a Tier 4 location within the state of Massachusetts. We also plan on looking for development areas in

Southern Maine and expanding our business further through our other future endeavors with future subsidiaries of our company.